Exhibit 99.1

HQ/CS/CL.24B/15236

30 September 2013

Sir,

Sub: Press Release – “Vodacom and Neotel officially announce negotiations”

It is hereby informed that VSNL SNOSPV Pte Ltd (“the Company”), a wholly owned subsidiary of Tata Communications Limited, has entered into exclusive discussions with Vodacom Group Limited (Vodacom) to sell all of the issued share capital of Neotel, held directly or indirectly by the Company. The sale will also include the Company’s direct and indirect loan claims in Neotel. Vodacom and the Company (together, the “parties”) have agreed to exclusively discuss and negotiate the key terms of the potential transaction in a Share Purchase Agreement.

Among other things, the potential transaction remains subject to reaching definitive transaction documents, approvals of the respective boards of directors of the parties, the respective corporate approvals of the parties and requisite regulatory approvals.

We are also sending herewith the joint press release being issued by Vodacom and Neotel in this regard.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary &

Chief Legal Officer

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel  91  22  6659  1966  Fax  91  22  6725  1962 website www.tatacommunications.com

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

Vodacom and Neotel officially announce negotiations

30 September 2013

Johannesburg, South Africa: Vodacom and the shareholders of Neotel have announced today that they have entered into exclusive discussions regarding a potential acquisition of 100 percent of the shares of Neotel by Vodacom SA. The finalisation of the transaction is subject to the successful conclusion of commercial negotiations and receiving the requisite regulatory and corporate approvals.

This transaction, if concluded, would stimulate greater competition in the South African fixed telecommunications sector and will accelerate the provision of high speed data links. It would also result in the combined entity being able to offer an expanded product range and, as a consequence, enhanced customer choice.

Speaking about the transaction, Vodacom Group CEO Shameel Joosub said:

“There are a number of important steps that we still need to complete in order to conclude the transaction. If the deal is implemented, Vodacom intends to put significant investment into the combined entity to provide high-speed fixed connectivity to many more businesses and consumers.

“By further building on the capabilities within Neotel, we would also aim to develop entirely new services such as fibre to the home and business. Neotel has access to over 15,000km of fibre-optic cable, including 8,000km of metro fibre in Johannesburg, Cape Town and Durban.

“Spectrum is also an important consideration as the combined entity could use this resource more efficiently, and in doing this we can keep pace with South Africa’s rapidly growing demand for mobile data. This transaction is all about providing greater choice and better infrastructure for South Africa’s businesses and consumers.”

Sunil Joshi, Neotel CEO, said:

“We believe this presents an exciting and attractive opportunity for all parties, especially our customers to whom we will be able to offer more meaningful and innovative products and services. This transaction, if concluded, would further enable Neotel to extend its footprint in South Africa and add the mobile capability that our customers require for their business’ growth in a new world of converged communications.

If completed and approved, this transaction will support Government’s ICT priorities to increase investment in the next generation of telecommunications services and facilitate growth in the broader economy.

ENDS

About Vodacom:

Vodacom is an African mobile communications company providing voice, messaging, data and converged services to around 50 million active customers. From our roots in South Africa, we have grown our operations to include networks in Tanzania, the Democratic Republic of Congo, Mozambique and Lesotho.

Vodacom is majority owned by Vodafone, one of the world’s largest mobile communications companies by revenue. Vodacom is listed on the JSE Limited and its head office is in Johannesburg, South Africa.

About Neotel:

Neotel is South Africa’s first converged communications network operator. It provides a range of value-added voice, internet and data services for businesses, wholesale network operators and providers and retail customers using its IP Next Generation Network, powered by Neotel’s high-performance fibre optic backbone. Neotel connects the major centres in South Africa to each other and to the world, directly linking its infrastructure into Tata Communications’ global Tier 1 network. Neotel offers fresh thinking, a creative approach and flexible solutions for communications in South Africa. Neotel continues to invest in developing a world-class fibre network infrastructure which now spans Johannesburg, Pretoria, Durban, Cape Town, Pietermaritzburg, Port Elizabeth and traverses approximately 30 other cities, towns and villages in South Africa.

Media queries:

Richard Boorman	Tracy Cohen
Vodacom	Neotel
+ 27 82 990 4080	+27 82 999 0202
Richard.boorman@vodacom.co.za	Tracy.cohen@neotel.co.za